UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-35530	Commission file number: 000-56730

BROOKFIELD RENEWABLE PARTNERS L.P. (Exact name of Registrant as specified in its charter)	BROOKFIELD RENEWABLE CORPORATION (Exact name of Registrant as specified in its charter)

91 Front Street, 1st Floor Hamilton, HM 12 Bermuda (Address of principal executive office)	225 Liberty Street, 8th Floor New York, New York 10281-1048 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

EXHIBIT LIST

Exhibit

99.1	Press Release dated November 4, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P.
by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

Date: November 4, 2026	By: /s/ James Bodi
Name: James Bodi
Title: President

BROOKFIELD RENEWABLE CORPORATION

Date: November 4, 2026	By: /s/ Jennifer Mazin
Name: Jennifer Mazin
Title: Co-President, General Counsel and Corporate Secretary